Exhibit 12

Advanced Lighting Technologies, Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2002	2001	2002	2001

Income (loss) before income taxes, minority interest and cumulative effect of accounting change	$(5,445)	$(35)	$(22,151)	$825

Interest expense	2,559	3,436	8,616	10,663

Interest portion of rent expense	228	175	703	540

Earnings (loss)	$(2,658)	$3,576	$(12,832)	$12,028

Interest expense	$2,559	$3,436	$8,616	$10,663

Interest capitalized	289	173	892	363

Interest portion of rent expense	228	175	703	540

Preferred share accretion	693	647	2,040	1,905

Additional preferred shares accretion from cumulative effect of accounting change for beneficial conversion option	—	—	—	5,329

Fixed charges	$3,769	$4,431	$12,251	$18,800

Ratio of earnings to fixed charges	—	0.8	—	0.6

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. For the three months ended March 31, 2002, earnings were inadequate to cover fixed charge requirements by $6,427. For the nine months ended March 31, 2002, earnings were inadequate to cover fixed charge requirements by $25,083. For the three months ended March 31, 2001, earnings were inadequate to cover fixed charge requirements by $855. For the nine months ended March 31, 2001, earnings were inadequate to cover fixed charge requirements by $6,772.